CERTIFICATE TO SET FORTH DESIGNATIONS, VOTING POWERS,
PREFERENCES, LIMITATIONS, RESTRICTIONS, AND RELATIVE RIGHTS OF
SERIES J CUMULATIVE CONVERTIBLE
PREFERRED STOCK, $.01 PAR VALUE PER SHARE

It is hereby certified that:

I. The name of the corporation is JMAR Technologies, Inc., a Delaware corporation (the "Corporation”).

II. The certificate of incorporation of the Corporation, as amended, authorizes the issuance of 5,000,000 shares of preferred stock, $.01 par value per share (the “Preferred Stock”), and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue all of said shares in one or more series by resolution or resolutions, to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

III. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it, has adopted the following resolution creating a class of Series J Preferred Stock:

RESOLVED, that a portion of the authorized shares of Preferred Stock of the Corporation shall be designated as a separate series possessing the rights and preferences set forth below:

1. Designation: Number of Shares. The designation of said series of Preferred Stock shall be Series J Cumulative Convertible Preferred Stock (the “Series J Preferred Stock”). The number of shares of Series J Preferred Stock shall be 3,500. Each share of Series J Preferred Stock shall have a stated value equal to $1,000 (as adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Stated Value”), and $.01 par value.

2. Ranking. The Series J Preferred Stock shall rank (i) prior to the Corporation’s common stock, par value $.01 per share (“Common Stock”); (ii) prior to any class or series of capital stock of the Corporation hereafter created (unless such class or series of capital stock specifically, by its terms, ranks senior to or pari passu with the Series J Preferred Stock); (iii) on a parity with any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, on parity with the Series J Preferred Stock (“Pari Passu Securities”); and (iv) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking, by its terms, senior to the Series J Preferred Stock (“Senior Securities”), in each case as to distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

3. Dividends.

(a) The Holders of outstanding shares of Series J Preferred Stock (each a “Holder” and collectively, the “Holders”) shall be entitled to receive preferential dividends in cash out of any funds of the Corporation legally available at the time for declaration of dividends before any dividend or other distribution will be paid or declared and set apart for payment on any shares of any Common Stock, or other class of stock presently authorized or to be authorized, other than the Corporation’s Series G and Series I Preferred Stock which shall be Senior Securities (the Common Stock, and such other stock being hereinafter collectively the “Junior Stock”), at a per annum rate equal to Nine and Half Percent (9.5%) of the Stated Value per share of Series J Preferred Stock (the “Dividend Rate”) then outstanding payable monthly commencing on the first calendar date of the month subsequent to issuance and on the first business day of each consecutive calendar month thereafter (each a “Monthly Dividend Payment”); provided, however, that Monthly Dividend Payment may be made in fully paid and non-assessable registered shares of the Corporation’s Common Stock at the Conversion Price (as defined herein) then in effect, and the issuance of such additional shares shall constitute full payment of such dividend.

(b) The dividends on the Series J Preferred Stock at the rates provided above shall be cumulative whether or not earned so that, if at any time full cumulative dividends at the rate aforesaid on all shares of the Series J Preferred Stock then outstanding from the date from and after which dividends thereon are cumulative to the end of the monthly dividend period next preceding such time shall not have been paid or declared and set apart for payment, or if the full dividend on all such outstanding Series J Preferred Stock for the then current dividend period shall not have been paid or declared and set apart for payment, the amount of the deficiency shall be paid or declared and set apart for payment (but without interest thereon) before any sum shall be set apart for or applied by the Corporation or a subsidiary of the Corporation to the purchase, redemption or other acquisition of the Series J Preferred Stock or Pari Passu Securities and before any dividend or other distribution shall be paid or declared and set apart for payment on any Junior Stock and before any sum shall be set aside for or applied to the purchase, redemption or other acquisition of Junior Stock.

(c) Dividends on all shares of the Series J Preferred Stock shall begin to accrue and be cumulative from and after the date of issuance thereof. A dividend period shall be deemed to commence on the day following a Monthly Dividend Payment date herein specified and to end on the next succeeding Monthly Dividend Payment date herein specified.

4. Liquidation Rights.

(a) Upon the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, the Holders of the Series J Preferred Stock shall be entitled to receive before any payment or distribution shall be made on the Junior Stock, out of the assets of the Corporation available for distribution to stockholders, the Stated Value per share of Series J Preferred Stock then outstanding and all accrued and unpaid dividends to and including the date of payment thereof. Upon the payment in full of all amounts due to Holders of the Series J Preferred Stock, the Holders of the Common Stock of the Corporation and any other class of Junior Stock shall receive all remaining assets of the Corporation legally available for distribution. If the assets of the Corporation available for distribution to the Holders of the Series J Preferred Stock shall be insufficient to permit payment in full of the amounts payable as aforesaid to the Holders of Series J Preferred Stock upon such liquidation, dissolution or winding-up, whether voluntary or involuntary, then all such assets of the Corporation shall be distributed ratably among the Holders of the Series J Preferred Stock.

(b) Neither the purchase nor the redemption by the Corporation of shares of any class of stock nor the merger or consolidation of the Corporation with or into any other corporation or corporations nor the sale or transfer by the Corporation of all or any part of its assets shall be deemed to be a liquidation, dissolution or winding-up of the Corporation for the purposes of this Section 4.

5. Conversion into Common Stock. Shares of Series J Preferred Stock shall have the following conversion rights and obligations:

(a) Subject to the further provisions of this Section 5, each Holder of shares of Series J Preferred Stock shall have the right at any time commencing after the issuance of the Series J Preferred Stock to such Holder to convert such shares into fully paid and non-assessable shares of Common Stock of the Corporation (as further subject to the limitation set forth in Section 5(i) below) at the Conversion Price provided in Section 5(b) below. All issued or accrued but unpaid dividends may be converted at the election of the Holder simultaneously with the conversion of the Series J Preferred Stock being converted.

Notwithstanding anything contained herein to the contrary, no Holder of Series J Preferred Stock shall be entitled to convert pursuant to the terms of this Section 5(a) that amount of the Preferred Stock convertible into that number of shares of Common Stock which would result in the Holder’s beneficial ownership (as defined below) of the Corporation’s Common Stock being in excess of 9.99% of the outstanding shares of Common Stock of the Company. For the purposes of the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and Regulation 13d-3 thereunder. Subject to the foregoing, a Holder of Series J Preferred Stock shall not be limited to aggregate conversions of only 9.99%. A Holder of Series J Preferred Stock may void the conversion limitation described in this Section 5(a) upon 75 days prior notice to the Corporation or upon an Event of Default hereunder.

(b) The number of shares of Common Stock issuable upon conversion of each share of Series J Preferred Stock shall equal (i) the sum of (A) the Stated Value per share, as adjusted pursuant to Section 5 hereof, and (B) at the Holder’s election, accrued and unpaid dividends on such share, divided by (ii) the lesser of (X) $0.15 and (Y) the price at which the existing Preferred Stock held by the Holder was converted or redeemed in connection with the Funding in which the shares of Series J Preferred Stock being converted were issued (the “Conversion Price”). Concurrent with each issuance of shares of Series J Preferred Stock, the Corporation and Holder shall acknowledge in writing the applicable conversion price and mandatory redemption date for such share issuance.

(c) The Holder of any certificate for shares of Series J Preferred Stock desiring to convert any of such shares may give notice of its decision to convert the shares into common stock by delivering, along with the certificate(s) representing the shares of Series J Preferred Stock to be converted if requested by the Corporation, an executed and completed notice of conversion (“Notice of Conversion”) to the Corporation (the “Conversion Date”). Each date on which a notice of conversion is delivered or telecopied to the Corporation in accordance with the provisions hereof shall be deemed a Conversion Date. A form of Notice of Conversion that may be employed by a Holder is annexed hereto as Exhibit A. The Corporation will cause the transfer agent to transmit the certificates representing the shares of the Corporation’s Common Stock issuable upon conversion of the Series J Preferred Stock (and a certificate representing the balance of the Preferred Stock not so converted, if requested by Purchaser) to the Holder by (i) to the extent permitted by the transfer agent for the Common Stock, crediting the account of the Holder’s prime broker with the Depository Trust Corporation (“DTC”) through its Deposit Withdrawal Agent Commission (“DWAC”) system, or (ii) otherwise, by delivery to the Holder of a stock certificate representing such shares of Common Stock, within three (3) business days after receipt by the Corporation of the Notice of Conversion and the certificate(s) representing the shares of Series J Preferred Stock to be converted (the “Delivery Date”). The Corporation is obligated to deliver to the Holder simultaneously with the afore-described Common Stock, at the election of the Holder, additional Common Stock representing the conversion at the Conversion Price, of dividends accrued on the Series J Preferred Stock being converted.

The Corporation understands that a delay in the delivery of the Common Stock in the form required pursuant to this Section beyond the Delivery Date could result in economic loss to the Holder. In the event that the Corporation fails to direct its transfer agent to deliver the Common Stock to the Holder within the time frame set forth in Section 5 and the Common Stock is not delivered to the Holder by the Delivery Date, as compensation to the Holder for such loss, the Corporation agrees to pay late payments to the Holder for late issuance of the Common Stock in the form required pursuant to this Section 5 in the amount equal to $500 per business day after the Delivery Date. The Corporation shall pay any payments incurred under this Section in immediately available funds upon demand and, in the case of actual damages, accompanied by reasonable documentation of the amount of such damages.

In the case of the exercise of the conversion rights set forth in Section 5(a) the conversion privilege shall be deemed to have been exercised and the shares of Common Stock issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Corporation of the Notice of Conversion. The person or entity entitled to receive Common Stock issuable upon such conversion shall, on the date such conversion privilege is deemed to have been exercised and thereafter, be treated for all purposes as the record Holder of such Common Stock and shall on the same date cease to be treated for any purpose as the record Holder of such shares of Series J Preferred Stock so converted.

Upon the conversion of any shares of Series J Preferred Stock, no adjustment or payment shall be made with respect to such converted shares on account of any dividend on the Common Stock, except that the Holder of such converted shares shall be entitled to be paid any dividends declared on shares of Common Stock after conversion thereof.

The Corporation shall not be required, in connection with any conversion of Series J Preferred Stock, and payment of dividends on Series J Preferred Stock to issue a fraction of a share of its Series J Preferred Stock and shall instead deliver a stock certificate representing the next whole number.

(d) The Conversion Price determined pursuant to Section 5(b) shall be subject to adjustment from time to time as follows:

(i) In case the Corporation shall at any time (A) declare any dividend or distribution on its Common Stock or other securities of the Corporation other than the Series G Preferred Stock and Series I Preferred Stock, (B) split or subdivide the outstanding Common Stock, (C) combine the outstanding Common Stock into a smaller number of shares, or (D) issue by reclassification of its Common Stock any shares or other securities of the Corporation, then in each such event the Conversion Price shall be adjusted proportionately so that the Holders of Series J Preferred Stock shall be entitled to receive the kind and number of shares or other securities of the Corporation which such Holders would have owned or have been entitled to receive after the happening of any of the events described above had such shares of Series J Preferred Stock been converted immediately prior to the happening of such event (or any record date with respect thereto). Such adjustment shall be made whenever any of the events listed above shall occur. An adjustment made to the Conversion Price pursuant to this Section 5(d)(i) shall become effective immediately after the effective date of the event for the event.

(e) (i) In case of any merger of the Corporation with or into any other corporation (other than a merger in which the Corporation is the surviving or continuing corporation and which does not result in any reclassification, conversion, or change of the outstanding shares of Common Stock) then unless the right to convert shares of Series J Preferred Stock shall have terminated, as part of such merger lawful provision shall be made so that Holders of Series J Preferred Stock shall thereafter have the right to convert each share of Series J Preferred Stock into the kind and amount of shares of stock and/or other securities or property receivable upon such merger by a Holder of the number of shares of Common Stock into which such shares of Series J Preferred Stock might have been convertible by the Holder immediately prior to such consolidation or merger. Such provision shall also provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in Section (d) of this Section 5. The foregoing provisions of this Section 5(e) shall similarly apply to successive mergers.

(ii) In case of any sale or conveyance to another person or entity of the property of the Corporation as an entirety, or substantially as an entirety, in connection with which shares or other securities or cash or other property shall be issuable, distributable, payable, or deliverable for outstanding shares of Common Stock, then, unless the right to convert such shares shall have terminated, lawful provision shall be made so that the Holders of Series J Preferred Stock shall thereafter have the right to convert each share of the Series J Preferred Stock into the kind and amount of shares of stock or other securities or property that shall be issuable, distributable, payable, or deliverable upon such sale or conveyance with respect to each share of Common Stock immediately prior to such conveyance.

(f) Whenever the number of shares to be issued upon conversion of the Series J Preferred Stock is required to be adjusted as provided in this Section 5, the Corporation shall forthwith compute the adjusted number of shares to be so issued and prepare a certificate setting forth such adjusted conversion amount and the facts upon which such adjustment is based; and the Corporation shall mail to each Holder of record of Series J Preferred Stock notice of such adjusted conversion price.

(g) In case at any time the Corporation shall propose:

(i) to pay any dividend or distribution payable in shares upon its Common Stock or make any distribution (other than cash dividends) to the Holders of its Common Stock; or

(ii) to offer for subscription to the Holders of its Common Stock any additional shares of any class or any other rights; or

(iii) any capital reorganization or reclassification of its shares or the merger of the Corporation with another corporation (other than a merger in which the Corporation is the surviving or continuing corporation and which does not result in any reclassification, conversion, or change of the outstanding shares of Common Stock); or

(iv) the voluntary dissolution, liquidation or winding-up of the Corporation;

then, and in any one or more of said cases, the Corporation shall cause at least fifteen (15) days prior notice of the date on which (A) the books of the Corporation shall close or a record be taken for such stock dividend, distribution, or subscription rights, or (B) such capital reorganization, reclassification, merger, dissolution, liquidation or winding-up shall take place, as the case may be, to be mailed to the Transfer Agent for the Series J Preferred Stock and to the Holders of record of the Series J Preferred Stock.

(h) So long as any shares of Series J Preferred Stock shall remain outstanding and the Holders thereof shall have the right to convert the same in accordance with provisions of this Section 5 the Corporation shall at all times reserve from the authorized and unissued shares of its Common Stock a sufficient number of shares to provide for such conversions.

(i) The Corporation shall pay the amount of any and all issue taxes (but not income taxes) which may be imposed in respect of any issue or delivery of stock upon the conversion of any shares of Series J Preferred Stock, but all transfer taxes and income taxes that may be payable in respect of any change of ownership of Series J Preferred Stock or any rights represented thereby or of stock receivable upon conversion thereof shall be paid by the person or persons surrendering such stock for conversion.

(j) Required Conversions. In the event that the Closing Bid Price of the Corporation’s Common Stock equals or exceeds $0.50 for ten consecutive trading days and trades over 100,000 per day, the Corporation may, at its sole option, provide the Holder irrevocable written notice (“Call Notice”) within three (3) business days following such ten trading day period requiring the conversion at all or a portion of the Series J Preferred Stock held by the Holder as of the date set forth in such Call Notice at a forced conversion price of $0.50 per share (the “Call Date”), which such date shall be at least ten trading days following the date of the Call Notice, provided a registration statement covering resales of that number of shares of Common Stock then issuable upon conversion of this Preferred Stock pursuant to such Call Notice has been declared effective and is available for use, or the shares are tradable under Rule 144(k) of the Securities Act of 1933, as amended. The amount of Common Stock to be issued in connection with any such conversion pursuant to a particular Call Notice pursuant to this Section 5(j) shall not exceed 25% of the average trading volume of the Common Stock for the ten trading days immediately preceding the Call Date.

6. Voting Rights. The shares of Series J Preferred Stock shall not have voting rights.

7.  Events of Default.

The occurrence of any of the following events of default (each, an “Event of Default”) shall, after the applicable period to cure the Event of Default, cause the then applicable Dividend Rate described in Section 3 hereof to become 20% from and after the occurrence of such event, and the Holder shall have the option to require the Corporation to redeem the Series J Preferred Stock held by such Holder by the immediate payment to the Holder by the Corporation of a sum of money equal to 120% of the outstanding Stated Value, plus accrued and unpaid dividends:

7.1 Failure to Make Payment. The Corporation fails to pay any payment required to be paid pursuant to the terms of hereof or the failure to timely pay any other sum of money due to the Holder from the Corporation and such failure continues for a period of three (3) days after written notice to the Corporation from the Holder.

7.2 Breach of Covenant. The Corporation breaches any material covenant or other term or condition of this Certificate of Designations or the Securities Purchase Agreement relating to the sale of the Series J Preferred Stock in any material respect and such breach, if subject to cure, continues for a period of five (5) days after written notice to the Corporation from the Holder.

7.3 Breach of Representations and Warranties. Any material representation or warranty of the Corporation made herein, or in any agreement, statement or certificate given in writing pursuant hereto or in connection therewith shall have been false or misleading when made.

7.4 Receiver or Trustee. The Corporation shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed.

7.5 Judgments. Except for judgments related to obligations of JMAR Semiconductor, Inc., which are reflected on the Corporation’s balance sheet, any money judgment, writ or similar final process shall be entered or filed against Corporation or any of its property or other assets for more than $250,000, and shall remain unvacated, unbonded or unstayed for a period of forty-five (45) days.

7.6 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Corporation.

7.7 Stop Trade. An SEC stop trade order or principal market trading suspension.

7.8 Default Under Related Agreements. An Event of Default occurs under and as defined in any one or more of the agreements as each such agreement may be amended, modified and supplemented from time to time.

8. Mandatory Redemption. In the event any shares of Series J Preferred Stock are outstanding on the second anniversary date of the date of issuance, any remaining Stated Value of such shares shall be redeemed and such shares shall be cancelled.

9. Optional Redemption. The Corporation will have the option of redeeming any outstanding amount of the Stated Value of the Series J Preferred Stock (“Optional Redemption”) by paying to the Holder 118% of such amount, together with accrued but unpaid dividends thereon and any and all other sums due, accrued or payable to the Holder arising under this certificate or any other document delivered herewith (“Redemption Amount”) outstanding on the day notice of redemption (“Notice of Redemption”) is delivered to a Holder (“Redemption Date”). A Notice of Redemption may not be given in connection with any portion of Series J Preferred Stock for which a Notice of Conversion has been given by the Holder at any time before receipt of a Notice of Redemption or given pursuant to the following sentence. The Holder may elect within five (5) business days after receipt of a Notice of Redemption to give the Corporation a Notice of Conversion in connection with some or all of the amount which was the subject of the Notice of Redemption. The Redemption Amount must be paid in good funds to the Holder no later than the seventh (7th) business day after the Redemption Date (“Optional Redemption Payment Date”). In the event the Corporation fails to pay the Redemption Amount by the Optional Redemption Payment Date, then the Redemption Notice will be null and void. A Notice of Redemption may be given by the Corporation, provided no Event of Default shall have occurred or be continuing.

10. Status of Converted or Redeemed Stock. In case any shares of Series J Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, converted, or reacquired shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series J Preferred Stock.

IN WITNESS WHEREOF, JMAR Technologies, Inc. has caused this Certificate to be executed by C. Neil Beer, its Chief Executive Officer, this 5th day of July 2007.

JMAR TECHNOLOGIES, INC.

By: /s/ C. NEIL BEER
C. Neil Beer
Chief Executive Officer

EXHIBIT A
NOTICE OF CONVERSION

(To Be Executed By the Registered Holder in Order to Convert the Series J Convertible Preferred Stock of JMAR Technologies, Inc.)

The undersigned hereby irrevocably elects to convert      shares of Series J Convertible Preferred Stock and $     of the dividend due, into shares of Common Stock of JMAR Technologies, Inc. (the “Corporation”) according to the conditions hereof, as of the date written below.

Date of Conversion:

Applicable Conversion Price per Share:

Number of Common Shares Issuable Upon This Conversion:

Signature:

Print Name:

Address:

Deliveries Pursuant to this Notice of Conversion Should Be Made to: